Exhibit 99.1

 Investors Presentation  November 2021

 Looking Forward Statements  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.

 TAT – Key Facts  > 500 customers.LTA worth $220M  450 Employees  Partner with the tier 1 aircraft manufacturing, airlines and defense integrators. strategic partnership with Honeywell  9 months revenues of $58M, EBITDA of $3M  7 Decades within the A&D Industry

Global Presence



Tulsa, Oklahoma
OEM & MRO
Thermal Management Solutions
Greensboro, North Carolina
MRO
Power & Actuation Solutions
Kiryat Gat, Israel
MRO
Power & Actuation Solutions
Novosibirsk, Russia
MRO
Thermal Management Solutions
Schengen China
MRO
in partnership with Lufthansa for HX MRO
Gedera, Israel
OEM & MRO
Thermal Management Solutions and Power & Actuation
Full ownership
Partial Ownership / Collaboration

 Business Breakdown

Top Management



Mr. Amos Malka

Chairman of the Board
In position, since June 2016

Maj. Gen. (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command. Retired in 2002.

Previous Positions:

- **2007-2015** – Chairman of the Board of Logic Industries Ltd.
- **2007-2010** – Chairman of the Board of Plasan Sasa Ltd.
- **2002-2005** – CEO at Elul Technologies Ltd.



Mr. Igal Zamir

President & CEO
In position, since April 2016

Prior experience:

- **2009-2013** – President at Mapco Express (subsidiary of Delek US Holdings Inc).
- **2006-2009** – CEO at Metrolight Ltd.
- 1997-2004 – CEO at Rostam Ltd.



Mr. Ehud Ben Yair

CFO
In position, since May 2018

Prior experience:

- 2016-2017 - CFO at SHL Telemedicine (SHLTN)
- 2013-2016 – CFO & Vice CEO at Opgal Optronics (Subsidiary of Elbit Systems and Rafael).
- 2005-2012 – CFO at Orad Hi-Tech Systems (OHT).

TAT's shares are traded on Nasdaq and TASE with FIMI as main shareholder- 59%

 We Keep Our Customers Flying    5 largest customers, present 27% revenue  Working with More than 50 major Airlines  More than 300 Customers

 Thermal Management    Design, manufacture (OEM) and MRO services for Thermal Management solutions  Oil Coolers  Heat Exchangers  Fuel submerged HX    Cold Plates  Electronic devices cooling system  ECU

Thermal Management Solutions


Environmental Control System:
Precoolers
Condensers
Reheaters
Galley:
Air Chillers
Power Electronics:
Cold Plates (PAO)
Liquid-Cooled Heat Exchangers
Hydraulic System:
Fuel Submerged Oil Coolers
Fuel-cooled Oil Coolers
APU:
Air-cooled Oil Coolers
Conformal Air-cooled Oil Coolers
Fuel Inerting System:
Air-cooled Air Coolers
Power Plant:
Air-cooled Oil Coolers
Fuel-Oil Heat Exchangers
Conformal Air-cooled Oil Coolers

TAT Technologies

DEDICATED TAT PARTNER

Strategic change in the OEM market  Commercial Aircraft manufacturers decided to decrease the dependency in system manufacturers and move their production capabilities to the components level, in order to reduce their cost.The fact that all other HX OEM manufacturers are part of very large organizations of system manufacturers, positions TAT for strategic cooperation with the Aircrafts manufacturers.     TAT is the world’s largest independent HX manufacturer and MRO.

 Thermal Management Offering        Global Market Leader & Local Presence at Key Markets  Technology Leadership & Innovation  Short Turn Around Time  Cost Effective & Competitive Offering  Deep Market Expertise  Strategic Partnership  5 Decades of Experience, Combined with flexibility according to customer needs

 Power and Actuation    Design, manufacturing and MRO services for Power and Actuation solutions    ECS Accessories  APU  Landing Gear  Fuel System Accessories  Cooling Systems Accessories  Pumps  Blades

 Power & Actuation Offering  Working with More than 150 Platforms- strategic partnership with Honeywell’s APU line  Highly Experienced Team of Professionals 24/7  Incomparable Turn-Around-Time  Reputable Customer Base

   Honeywell strategic deals during 2020-21  10 years contract to MRO APU serving B757/767, C17. 1,500 aircrafts. Estimated annual market of $85M  Purchased 18 Engines, signed 10 years contract as Honeywell exclusive engine bank for APU B777. 1,600 aircrafts and continue production. Lease income of estimated $6.5M annually with ROI of 3 years  Signing 10 years MRO contract for APU serving B777Estimated potential market of $145M Annually  Signed September 2020  Signed December 2020  Signed June 2021  Expecting rapid revenue growth from new contracts starting from 2022 and on    TAT Piedmont is licensed to serve most of Honeywell’s APUs and will gain full capabilities during 2022  Signing 10 years Lease and MRO contract for APU B737 & A 319-20-21 . 16,000 aircraft and continue production-Estimated potential market of over $1B annually           TAT’s estimates of market size do not, in any way,  purport to provide any information on, or estimate of, TAT’s market share or potential market share in these markets

 Organizational changes and improved cost structure    Getting closer to our strategic customers  Started Q1\ 2021 and expected to be completed by Q2\22       Estimates cost Saving of $1.5-2M annually    The project is partially funded by the state of Oklahoma with cash incentives for the next 10 years  Reducing the number of fully owned sites from 4 to 3- reducing managerial complexity    Creating a center of excellence in one strong facility dealing with Heat Exchange OEM and MRO capabilities

 Future technological initiatives- growth potential  Aiming to partner with electrical aircraft manufacturers   Developing capabilities of 3D printing and conformal Heat Exchangers, responding to the market needs   Developing additional MRO capabilities in the areas of HX, APU, Blades and MPG

 Consolidated Financial Results  During COVID the company suffered from decline in revenues mainly from commercial MRO while Defense and Cargo remained stable. Many parameters indicates that commercial aviation is shaping up. We are optimistic towards 2022

 Balance Sheet  $45M  $77.4M  69%  Working capital   Share holder’s equity   Equity to balance ratio     As of Sep 30, 2021 TAT present strong balance sheet with:

 Thank You